Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement 333-294014

Dated June 12, 2026

Enterprise Financial Services Corp

$175,000,000

6.25% Fixed-to-Floating Rate Subordinated Notes due 2036

Term Sheet

Issuer:	Enterprise Financial Services Corp (the “Company” or “Issuer”)

Security:	6.25% Fixed-to-Floating Rate Subordinated Notes due 2036 (the “Notes”)

Aggregate Principal Amount:	$175,000,000

Type of Offering:	SEC Registered

Expected Ratings*:	BBB (stable) by KBRA

Trade Date:	June 12, 2026

Settlement Date:	June 17, 2026 (T + 3)**

Maturity Date:	July 1, 2036

Coupon:	From and including the Settlement Date to, but excluding, July 1, 2031, or the earlier redemption date (the “fixed rate period”), the Notes will bear interest at a rate of 6.25% per year, payable semiannually in arrears. From and including July 1, 2031 to, but excluding, the Maturity Date, or the earlier redemption date (the “floating rate period”), the Notes will bear interest at a floating rate per year equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined and subject to the provisions described in the Preliminary Prospectus Supplement (as defined below) under “Description of the Subordinated Notes—Interest”) plus 232 basis points, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:

Fixed rate period: January 1 and July 1 of each year, commencing on January 1, 2027. The last interest payment date for the fixed rate period will be July 1, 2031.

Floating rate period: January 1, April 1, July 1, and October 1 of each year, commencing on October 1, 2031.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date (whether or not a business day).

Day Count Convention:	Fixed rate period: 30/360 Floating rate period: 360-day year and the number of days actually elapsed

Optional Redemption:	The Company may redeem the Notes, at its sole option, beginning with the interest payment date of July 1, 2031 and on any interest payment date thereafter, in whole or in part, subject to prior approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), to the extent such approval is then required under the rules of the Federal Reserve Board, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (as described in the Preliminary Prospectus Supplement under “Description of the Subordinated Notes—Redemption”).

Special Redemption:	The Notes may not otherwise be redeemed by the Company prior to the Maturity Date, except the Company may, at its option, redeem the Notes before the Maturity Date in whole, but not in part, subject to prior approval of the Federal Reserve Board, to the extent such approval is then required under the rules of the Federal Reserve Board, upon the occurrence of (i) a “Tax Event”, (ii) a “Tier 2 Capital Event”, or (iii) the Company becoming required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the redemption date (as described in the Preliminary Prospectus Supplement under “Description of the Subordinated Notes—Redemption”).

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, which may include repayment or redemption of outstanding indebtedness, the payment of dividends, providing capital to support organic growth or growth through strategic acquisitions, capital expenditures, financing investments, repurchasing shares of common stock, and for investments in Enterprise Bank & Trust as regulatory capital.

Price to Public:	100% of Aggregate Principal Amount.

Ranking:

The Notes will be the Company’s general unsecured subordinated obligations not guaranteed by any of its subsidiaries and will be:

•      junior in right of payment and upon liquidation to any of the Company’s existing and future senior indebtedness;

•      equal in right of payment and upon the Company’s liquidation with all of the Company’s future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes;

•      senior in right of payment and upon the Company’s liquidation to any of its existing and future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to the Notes, including the Company’s obligations relating to any junior subordinated debt securities issued to the Company’s capital trust subsidiaries;

•      effectively subordinated to all of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•      structurally subordinated to any existing and future indebtedness of the Company’s subsidiaries, including, without limitation, Enterprise Bank & Trust’s depositors, liabilities to general creditors, and liabilities arising in the ordinary course of business or otherwise, which means that such creditors generally will be paid from those subsidiaries’ assets before holders of the Notes would have any claims to those assets.

The Notes are not savings accounts or deposits and they are not insured by the United States, the FDIC or any other agency or fund of the United States.

As of March 31, 2026, Enterprise Bank & Trust had $14.5 billion in deposits, $36.2 million in borrowings related to New Markets Tax Credit investments, and $226.7 million of customer repurchase agreements, to which the Notes will be structurally subordinated. As of March 31, 2026, the Company, at the holding company level, had a $56.5 million term loan ranking senior to the Notes, and $96.5 million of junior subordinated debt securities ranking junior to the Notes.

CUSIP / ISIN:	293712AC9 / US293712AC97

Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company Raymond James & Associates, Inc.

Co-Manager:	Piper Sandler & Co.

*An explanation of the significance of ratings may be obtained from the rating agency. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. No report of any rating agency is incorporated by reference herein.

**Note: The Issuer expects that delivery of the Notes will be made against payment therefor on or about the Settlement Date indicated above, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisor.

The Issuer has filed a shelf registration statement (File No. 333-294014) (including a base prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may access these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request them from Keefe, Bruyette, and Woods, A Stifel Company toll-free at 1-800-966-1599 or by e-mail at USCapitalMarkets@kbw.com or Raymond James & Associates, Inc. toll-free at 1-800-248-8863 or by e-mail at prospectus@raymondjames.com.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement.

Note that documents transmitted by e-mail may be altered or changed during the process of transmission and none of Enterprise Financial Services Corp, Keefe, Bruyette & Woods, A Stifel Company, Raymond James & Associates, Inc. nor any of their respective affiliates accepts liability or responsibility for any alteration or change.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.